UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2023

Commission File Number 000-29962

Kazia Therapeutics Limited

(Translation of registrant’s name into English)

Three International Towers Level 24 300 Barangaroo Avenue Sydney NSW 2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On October 23, 2023, Kazia Therapeutics Limited (the “Company”) issued an ASX release titled, “Kazia Therapeutics Announces Clinical Data at ESMO 2023 From Ongoing Phase 1 EVT801 Study,” announcing that selected clinical data from the Company’s ongoing Phase 1 clinical trial evaluating EVT801 in patients with advanced solid tumours was presented at the European Society of Medical Oncology Congress 2023 (ESMO 2023) on Saturday, 21 October 2023.

Professor Carlos A Gomez-Roca, (IUCT-Oncopole, Toulouse France) presented data from a correlation analysis of tumour biopsies from six (6) enrolled patients with high grade serous ovarian cancer (HGS-OC). To date, twenty (20) patients with advanced solid tumors have been dosed in in the ongoing Phase 1 clinical trial, and the trial has advanced to dose escalation cohort 6.

Key Points from the presentation:

•

The hypothesis for EVT801’s mechanism of action involves three (3) sequential anti-cancer mechanisms, all of which are thought to contribute to the potential inhibition of tumour growth and metastasis:

•

Preventing tumour growth by impairing both tumour angiogenesis and (lymph)angiogenesis, thereby stabilizing the tumour vasculature, reducing metastasis, and reducing hypoxia in the tumour microenvironment.

•	Enhancing anti-cancer immunity as reflected by a decrease in immunosuppressive cytokines and cells in the circulation and tumour environment.

•	Promoting T-cell infiltration into the tumour, ultimately supporting an enhanced and long-lasting anti-tumour immune response.

•	In a data analysis of biopsies from six (6) HGS-OC patients, high levels of VEGFR3 expression tended to be correlated with the following:

•	Higher levels of hypoxia;

•	Increased immune checkpoint (PD1) resistance; and

•	Negatively correlated with CD8 positive T-cells infiltration.

•

While these findings would need to be confirmed in patients in other indications, these correlations are encouraging and suggest that patients with hypoxic HGS-OC tumours that are poorly infiltrated with CD8 positive T-cells and with high VEGFR3 expression may benefit from EVT801 treatment.

A copy of this release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

The Company hereby incorporates by reference the information contained herein, excluding Exhibit 99.1, into the Company’s registration statement on Form F-3 (File No. 333-259224).

EXHIBIT LIST

Exhibit	Description

99.1	ASX Release of Kazia Therapeutics Limited dated October 23, 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kazia Therapeutics Limited (Registrant)

/s/ Karen Krumeich
Karen Krumeich
Chief Financial Officer

Date: 23 October 2023